Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Gushan Environmental Energy Limited:

We consent to the incorporation by reference in the registration statement (No. 333-159571) on Form S-8 of Gushan Environmental Energy Limited of our report dated May 15, 2012, with respect to the consolidated balance sheets of Gushan Environmental Energy Limited and its subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 20-F of Gushan Environmental Energy Limited.

Hong Kong, China

May 15, 2012